ABAKAN INC.

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

September 8, 2011

Rufas G. Decker

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:  Abakan Inc.

        Current Report on Form 8-K

Filed July 13, 2011

Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2010

Filed December 21, 2010

Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2010

        Filed January 10, 2011

        Quarterly Report on Form 10-Q for the Quarter Ended November 30, 2010

        Filed January 19, 2011

Quarterly Report on Form 10-Q for the Quarter Ended February 28, 2011

Filed April 19, 2011

Current Report on Form 8-K

Filed March 25, 2011

        File No. 000-52784

Dear Mr. Decker:

Thank you for your comments dated August 10, 2011 to our submissions on Forms 8-K, 10-K and 10-Q for Abakan Inc. dated July 13, 2011, December 21, 201, January 10, 2011, January 19, 2011, April 19, 2011 and March 25, 2011 respectively.

Due to the time involved in completing our current Form 10-K for the period ended May 31, 2011 and the number of amendments we will need to file to revise prior disclosure, we write to request an extension to that previously permitted for up to an additional ten business days, or until September 22, 2011, in order to properly respond to the Commission’s comments.

We thank you for your consideration of our request and respectfully ask that in the event that this extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

Mark Sullivan

Chief Financial Officer

Abakan Inc.

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

Telephone: (786) 206-5368

Facsimile: (786) 347-7706

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Mark Sullivan

Mark Sullivan, Chief Financial Officer and Principal Accounting Officer

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